Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2013	2014
Fixed charges
Interest expense	$74	$68
Amortization of debt issuance costs and debt discount	16	7
Portion of rental expense representative of interest	5	4
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	37	66

Total fixed charges	$132	$145

Earnings
Income (loss) from continuing operations before income taxes	$(52)	$(424)

Fixed charges per above	132	145

Total earnings	$80	$(279)

Ratio of earnings to fixed charges	*	*

*	For the three month periods ended March 31, 2013 and 2014, fixed charges exceeded earnings by $52 million and $424 million, respectively. Earnings for the three month period ended March 31, 2014 primarily reflects the pre-tax impact of (i) a $339 million trade name impairment charge, (ii) $11 million of costs for strategic initiatives, and (iii) a $61 million loss on the extinguishment of debt.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2013	2014
Fixed charges
Interest expense	$74	$68
Amortization of debt issuance costs and debt discount	16	7
Portion of rental expense representative of interest	5	4

Total fixed charges	$95	$79

Earnings
Income (loss) from continuing operations before income taxes	$(52)	$(424)

Fixed charges per above	95	79

Total earnings	$43	$(345)

Ratio of earnings to fixed charges	*	*

*	For the three month periods ended March 31, 2013 and 2014, fixed charges exceeded earnings by $52 million and $424 million, respectively. Earnings for the three month period ended March 31, 2014 primarily reflects the pre-tax impact of (i) a $339 million trade name impairment charge, (ii) $11 million of costs for strategic initiatives, and (iii) a $61 million loss on the extinguishment of debt.